July 7, 2015

Via Edgar

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:	Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Form 8-K filed April 28, 2015
File No. 001-14050

Dear Mr. Wilson:

Lexmark International, Inc. (the “Company” or “Lexmark”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance, concerning the Company’s Form 10-K and Form 8-K referenced above, as set forth in the letter to the Company dated June 23, 2015.  For your convenience, the Company has set forth the staff’s original comment immediately preceding the Company’s response.

General

Comment #1:

Form 10-K for Fiscal Period Ended December 31, 2014
Notes to Consolidated Financial Statements
Organization and Business, page 64

1. You indicate in your disclosure that you recorded an out-of-period adjustment to correct an error related to a deferred tax asset. Please address the following:

• Provide greater detail as to how you determined it was appropriate to record this correction in 2014 and tell us why you did not record the error correction as an adjustment to prior periods.

• Tell us how you discovered the error and provide us with your qualitative and quantitative assessment of materiality for each annual period in which this error occurred to support your conclusion that these adjustments are not material to your historical financial statements. Refer to SAB Topic 1M.

• We note your disclosure on page 124 that you also discovered incorrect balance sheet classification and disclosure of certain balances in the notes to the financial statements. Tell us whether this statement relates to the income tax error or something else. If it relates to something else, please tell us the nature of these errors, the impact of the correction of the errors on your financial statements and how you concluded these errors were not material.

• Please tell us whether the increase of $1.3 million in income taxes due to the correction of immaterial errors originating in prior years as disclosed on page 17 of your March 31, 2015 Form 10-Q relates to the same error. If so, please tell us whether, and if so how, you updated your materiality analysis to consider this additional error.

Response #1:

In connection with the 2014 annual closing process, the Company reviewed deferred tax assets (“DTA”) and deferred tax liability positions and identified income tax errors, including $6.8M related to a DTA from the inter-company sale of a Mexican branch in 2008 which was disclosed on page 64 of the 10-K for fiscal year 2014. In order to determine how to record the error correction, the Company summarized the overall quantitative and qualitative impact of the error and correction thereof as well as gave consideration to the aggregate quantitative effects of other immaterial out-of-period errors and corrections recorded in previous periods and certain other individually immaterial unadjusted misstatements originating in the current and previous periods. The Company calculated the impact of the total out-of-period corrections and unadjusted differences on the financial statements by period. Amounts for periods before full year 2014 are calculated under the rollover method, as described below, while 2014 reflects the iron curtain method by which all unadjusted amounts are immediately recognized in earnings during the period. As a result of the analysis of both quantitative and qualitative factors, the Company concluded that the impact of the errors was not material to the Company’s consolidated prior period financial statements. Additionally, the impact on full year 2014 results of correcting the unadjusted prior period items was not material and could, therefore, be recorded as an out-of-period adjustment in 2014.

Quantitative and Qualitative Analysis

The Company prepared the following analysis to evaluate the out-of-period adjustment according to ASC 250 and concluded that it was a correction of an error rather than an accounting change or change in estimate. Thus, in accordance with ASC 250-10-45-27, the Company was required to determine if the originating error and cumulative correction were material to the Company’s financial results. To determine whether it was appropriate to record the correction as an out-of-period correction in 2014 rather than an adjustment to prior periods, management considered both quantitative and qualitative factors, consistent with SAB Topics 1.M, Materiality, and 1.N.

The Company prepared the analysis to review the impact on net income on a GAAP basis using a 5% of net income benchmark as a starting point for assessing materiality. As noted in SAB Topic 1.M, the use of this rule of thumb benchmark is to provide the basis for an initial and preliminary assumption that a deviation of less than this rule of thumb with respect to the financial statements is unlikely to be material.

Per the guidance in SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the impact in each affected year under the “rollover” method for prior periods, which quantifies income statement errors based on the amount by which results for each period are misstated. Further, per SAB Topic 1.N, the Company evaluated the year ended December 31, 2014 (the current period), under the “iron curtain” method, which quantifies income statement errors based on the amount by which results would be misstated if the accumulated amount of the errors that remain in the balance sheet at the end of the period were corrected through the income statement during that period.

The tax expense misstatement related to the intercompany-sale of a Mexican branch resulted in overstated / (understated) net income for the following periods (amounts in millions):

	2010 and					Q4
	Earlier	2011	2012	2013	2014	2014
Sale of Mexican Marketing Subsidiary	$4.5	$-	$2.3	$-	$(6.8)	$(6.8)
Net earnings	$350.2	$275.2	$107.6	$261.8	$79.1	$(25.6)

The quantitative impact of correcting the error is less than 5% for each previously reported annual period. The Company does not believe that this is quantitatively significant.

Since the error was not determined to be material to prior financial statements, a restatement of previously issued financial statements was not required. Because the quantitative impact of correcting the cumulative error was 26.6% of the fourth quarter 2014 net loss and 8.6% of the full year 2014 net income on a GAAP basis, a thorough understanding of the qualitative factors was required in order to assess the materiality to the fourth quarter and full year 2014 financial results of the out-of-period correction.

The Company reports non-GAAP measures as management believes that presenting non-GAAP measures is useful in enhancing investors’ understanding of how management assesses the performance of the Company. As furnished in the Company’s Form 8-K dated January 27, 2015, non-GAAP earnings for fourth quarter and full year 2014 were $68 million and $255 million, respectively. The reconciling items between GAAP and non-GAAP net income were quantitatively significant and included items related to acquisitions and divestitures, actuarial losses on our pension plans, and restructuring charges. The quantitative impact of correcting the cumulative error is approximately 10% and 2.7% for fourth quarter and full year 2014, respectively. Given the nature of the error described above, the nature of the reconciling items between GAAP and non-GAAP net income, the focus of the investment community on the Company’s non-GAAP results and the Company’s performance related to previous consensus estimates, the Company concluded that the out-of-period correction would not have a material impact on the decisions of current or future investors.

Additionally, the Company’s qualitative analysis focused on determining whether the adjustments discussed above would be probable of changing or influencing the judgment of a reasonable person relying on the reported information, considering specific qualitative factors for assessing materiality discussed in SAB Topic 1.M, included below:

•	The Company determined that the misstatement resulted from items both capable of precise measurement and items arising from estimates, which are inherently less precise.
•
The out-of-period correction did not “mask” a change in earnings or other trends.  The Company’s materiality assessment considered the effect of all out-of-period corrections and unadjusted misstatements to previously reported and current periods results on a cumulative basis each year.

•
The misstatement did not hide a failure to meet analysts’ expectations.  The Company has consistently met or exceeded analyst expectations in recent years and the differences to previously filed results do not hide a failure to meet analyst consensus expectations, however, the impact of corrections in fourth quarter 2014 caused the Company to not meet the analyst consensus expectations for fourth quarter 2014 and full year 2014. In 2014, if the Company had not corrected the cumulative impact of the tax error, the full year effective tax rate would have been lower than the amounts reported.

•	The error did not change a loss into income or vice versa.
•
A tax error would not impact the reported profitability of the Company’s segments as the error impacted income tax expense (benefit), and the performance of the Company’s reportable segments are reported on a pre-tax basis.  The Company believes it is likely that analysts interested in the Company’s results are more likely focused on operating results rather than tax impacts or other non-operating income and expenses which are not indicative of ongoing operating or performance results.

•	The out-of-period adjustment did not affect any of the Company’s regulatory compliance requirements.
•
The out-of-period adjustment did not change the results of complying with any of the Company’s loan or other contractual requirements. The measures underlying certain covenant ratios, rely on EBITDA in combination with other measures (interest expense, indebtedness, and receivables balances).

•	The out-of-period adjustment did not have the effect of increasing management’s compensation.
•
The out-of-period adjustment did not involve actions inconsistent with generally accepted accounting principles and did not involve the concealment of an unlawful action on behalf of the Company or management.

As a result of the analysis of both quantitative and qualitative factors, the Company concluded that the impact of the errors on previously issued financial statements and correction during the fourth quarter of 2014 was not material.  The Company therefore considered it to be appropriate to record the correction of the error in the fourth quarter 2014 and include transparent disclosure of the matter.

To address the Staff’s third bullet point in question 1, the incorrect balance sheet classification and disclosure of certain balances in the notes to the financial statements, as discussed on page 124, are related to the income tax errors identified during 2014.

Finally, as to the last bullet point in question 1, the increase in $1.3 million in income taxes, as disclosed in Form 10-Q for the period ended March 31, 2015, was related to income tax errors identified during the 2014 closing process that remained unadjusted as of year-end. The corrections and unadjusted differences were deemed to be immaterial to the financial statements as part of our assessment during the fourth quarter of 2014. As a result, the correction of certain errors known as of year-end 2014 was recorded in the first quarter 2015. The Company performed an assessment of the materiality of the out-of-period adjustments recorded in the first quarter 2015 in connection with filing Form 10-Q and concluded that they were not material to the financial statements for the first quarter of 2015 and to the expected full year 2015.

Comment #2:

Form 8-K filed April 28, 2015

We note your use of free cash flow and the discussion of how this measure is calculated. Please tell us what consideration you gave to identifying this measure as a non-GAAP measure and providing an accompanying reconciliation to operating cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

Response #2:

In prior earnings releases furnished on Form 8-K, the Company has included in the text of the release—cash from operations, free cash flow (and definition) and capital expenditures— the Company did not provide this information in its first quarter 2015 earnings release included in the Form 8-K filed on April 28, 2015.  The Company believes that an investor would understand this measure based upon the definition provided and Lexmark’s past practice of including detailed information in its earnings release, as well as the information available on its website. However, in future Form 8-K documents such as press release data that include this measure, the Company will clearly note that free cash flow is a non-GAAP measure as well as return to its prior practice of including cash from operations, free cash flow (and definition), capital expenditures, and proceeds from the sale of fixed assets (if applicable in the period) in the text of the release, consistent with the below example:

Second Quarter 20XX Cash Flow
•	Net cash provided by (used for) operating activities was $X million.
•	Free cash flow1 was $X million.
•	Capital expenditures were $X million.
•	Proceeds from sale of fixed assets were $X million.

1. Free Cash Flow, a non-GAAP measure, is defined as net cash flows provided by operating activities minus purchases of property, plant and equipment plus proceeds from sale of fixed assets.

Additionally, the Company will provide a reconciliation to the most directly comparable GAAP measure, pursuant to Instruction 2 to Form 8-K 2.02, in the 8-K financial tables in addition to the earnings slide presentation available on Lexmark’s web site.

In connection with providing the above response to your comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have additional questions or comments.

Regards,

/s/David Reeder

David Reeder

cc:           Paul A. Rooke, Chairman and Chief Executive Officer
Robert J. Patton, Vice President, General Counsel and Secretary
Ian C. Lofwall, Associate General Counsel and Assistant Secretary
Ralph Martino, Partner, PricewaterhouseCoopers LLP